C-BITE™

Thriving Design™

VERSATILE, STURDY GARDEN SUPPORTS IN A SNAP!



Safety caps protect you from sharp edges (and they look cool).
The C-BITE clip snaps onto stakes and holds tight.
Connect C-BITEs by inserting hook groove into dovetail slot.
Use holes for securing twist ties and cords.
Use hooks for securing netting or connecting to other C-BITEs.
Connect C-BITEs by sliding dovetail into dovetail slot.



C-BITES CONNECT IN OVER 140 WAYS
FOR ENDLESS PLANT SUPPORT POSSIBILITIES!

COLOR AND SIZE OPTIONS





Tangerine Orange and Incognito Green for 9-10mm stakes.



Lime Green for 8-9mm stakes and natural cane.

HOW TO USE C-BITES

ATTACHING C-BITES TO STAKE



OR



REMOVING C-BITES FROM STAKE





C-BITEs can connect to each other in dozens of ways. They're also durable and reusable.

BUILDING A CAGE

1



The dovetail slot should be empty for snapping C-BITE to stake. Always snap C-BITE to stake before you connect another C-BITE to the dovetail slot.



2



3



Attach all contact points and then adjust to straighten.

It's easy to expand and raise the cross members to accommodate growth. Simply push on both hooks in the direction you want to adjust!

Remove tight C-BITE connections by "walking" the parts back and forth. Forcing them could cause injury.



SECURING NETTING, TWIST TIES OR CORDS









Use the holes and hooks as adjustable plant tie anchors.

The hooks are slightly different sizes and are also very grabby. Use them on bamboo, parachute or nylon cord, hog wire and fencing.



Safety first! Supervise and encourage C-BITE play of children ages 3 to 8. Wear hand and eye protection when working with metal stakes.

VISIT THRIVINGDESIGN.COM FOR TIPS AND VIDEOS AND DISCOVER MORE WAYS TO USE C-BITES.

THRIVING DESIGN
503.726.6376
OHSNAP@THRIVINGDESIGN.COM
THRIVINGDESIGN.COM

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C-BITES PROUDLY MADE IN THE USA · 1% FOR THE PLANET · benefit corporations for good